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                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                       ------------------------
                            AMENDMENT NO. 5

                                  TO
                            SCHEDULE 14D-1

                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                       ------------------------
                        TJ INTERNATIONAL, INC.

                       (Name of Subject Company)

                               WTJ, INC.
                         WEYERHAEUSER COMPANY

                               (Bidders)
                       ------------------------
                Common Stock, Par Value $1.00 Per Share
        (including the associated Common Stock Purchase Rights)

                    (Title of Class of Securities)
                       ------------------------

                               872534102

                 (CUSIP Number of Class of Securities)

                       ------------------------
                         Robert A. Dowdy, Esq.
                   Vice President & General Counsel
                         Weyerhaeuser Company
                       33663 Weyerhaeuser Way S.
                         Federal Way, WA 98003

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                       ------------------------

                               Copy To:

                          Richard Hall, Esq.
                        Cravath, Swaine & Moore

                            Worldwide Plaza
                           825 Eighth Avenue
                          New York, NY 10019

                            (212) 474-1000

                       ------------------------


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          Weyerhaeuser Company, a Washington corporation
("Weyerhaeuser"), and WTJ, Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on November 30, 1999, as amended by Amendments Nos. 1, 2, 3 and 4, filed with the Commission on December 1, 1999, December 9, 1999, December 15, 1999 and December 23, 1999, respectively, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock and ESOP Convertible Preferred Stock (the "Offer") of TJ International, Inc., a Delaware corporation (the "Company").

Item 10.  Additional Information.

(c) On December 23, 1999, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the Merger and the Offer expired. On December 27, 1999, Weyerhaeuser issued a press release, a copy of which is attached hereto as Exhibit
(a)(11) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          (a)(11) Press Release, dated December 22, 1999.


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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 1999

                                       WTJ, INC.

                                       By /s/ Sandy D. McDade
                                          ------------------------------
                                          Name:  Sandy D. McDade
                                          Title: Vice President & Secretary

                                       WEYERHAEUSER COMPANY

                                       By /s/ Robert A. Dowdy
                                          ------------------------------
                                          Name:  Robert A. Dowdy
                                          Title: Vice President


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                             EXHIBIT INDEX

      Exhibit                                                     Page
      Number                  Exhibit Name                       Number
      ------                  ------------                       ------

     (a)(11)    Text of Press Release, dated December 27, 1999      5



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